Contact:
Kathleen Haines
Phone: 203-602-6745
Fax: 203-602-6711
khaines@omicorp.com

Division of Corporation Finance
Attention: Joseph A. Foti
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

June 16, 2006

Re:	OMI Corporation
Form 10-K: For the fiscal year ended December 31, 2005
Form 8-K: Furnished February 21, 2006, October 18, 2005, July 26, 2005, April 21, 2005
Form 10-Q: For the quarter ended March 31, 2006
Commission file #: 1-14135

Dear Mr. Foti:

The following are your comments and OMI Corporation’s responses to the SEC comment letter dated May 16, 2006, relating to our December 31, 2005 Form 10-K, Form 8-K’s as indicated above and our March 31, 2006 Form 10-Q.

In connection with our response, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

MD&A – Results of Operations, page 38

Form 8-K furnished February 21, 2006, October 18, 2005, July 26, 2005, April 21, 2005

Comment:

1.	We note from your response to our prior comment 1 that you believe that vessel operating income is most directly comparable to the GAAP measure Operating Income. As previously requested, please tell us and disclose in future filings why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Also we note from page 31 of your MD&A section in the Form 10-Q for the period ended March 31, 2006 that you have revised the name of the measure from “vessel operating income” to “operating income.” Because this

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

measure continues to reflect operating income by vessel and is not the same as the operating income measure presented on the face of the statements of income or with the segment performance presented in Note 9 of “net income”, it is considered a non-GAAP financial measure. To the extent that the chief operating decision maker uses the operating income by vessel measure in evaluating the segment profit and loss, the measure should be included in your SFAS 131 disclosure in the notes to the financial statements, and you may utilize the measure in your MD&A discussions and are not required to present the information in Item 10(e) of Regulation S-K. However, if the operating income by vessel type is not part of your SFAS 131 disclosure, as indicated by your current disclosures, it is considered a non-GAAP financial measure and may be used in your MD&A discussions only if you follow the guidance set forth in Item 10(e) of Regulation S-K, including disclosures such as the reconciliation included in your response to prior comment 1. Please tell us how you use the operating income by vessel measure, and include a draft of any reconciliations or other disclosures that will be included in the MD&A section or notes to the financial statements.

Response:

         In response to prior comment # 1, we have again reviewed the guidance as suggested by the SEC and will apply the staff’s recommendation to report the GAAP measure Operating Income for segment reporting in the MD & A to be consistent with the segment information included in Note 12 of our consolidated financial statements in our Form 10-K.

         In future Form 10-Q interim filings we will expand our SFAS 131 segment disclosures as illustrated below to include segment data consistent with what is disclosed in the MD&A.

         Below is the additional segment information that we will include in our segment footnote in future filings, which will coincide with the information that we will include in our MD&A.

		For The Quarters Ended
		March 31,
Operating Income		2006	2005

In millions

Crude Fleet -Operating Income	Page 31 MD & A Crude Segment	$48.0	$62.4
Clean Fleet- Operating Income	Page 33 MD & A Clean Segment	31.2	25.2
Other --(see Note 1)		(3.9)	(2.0)

Operating Income	Page 3 Income Statement	$75.3	$85.6

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

Note 1: “Other” in the table above represents expenses recorded on OMI (parent company) for G & A expenses that are not allocated to Reportable Segments.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Revenue Recognition

Comment:

2.	We have reviewed your response to our prior comment 3. However, based on your response, we continue to have concern regarding your revenue recognition policy with respect to the revenues of the Gemini Suezmax Pool that began operation in December 2003. Please tell us the significant terms of the formula under which the revenues and expenses of the pool are to be allocated to pool members. Also, please tell us how recognizing revenues under this agreed upon formula versus your current revenue recognition policy would impact the reported revenues and expenses reflected in your consolidated statements of operations for 2004 and 2005. Furthermore, please explain why you believe it is appropriate to reflect gross revenues associated with vessels not owned by the Company in the Company’s consolidated statements of operations. Since the Company does not appear to share in the risks posed through the ownership of the related vessels and does not appear to include carrying costs associated with the vessels in its financial statements, we do not understand the company’s rational or basis under generally accepted accounting principles for reflecting the related revenues in its financial statements on a gross basis. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Response:

         We note the staff’s comment with regard to our presentation of revenues and expenses relative to non-owned vessels that are operated within the Gemini Suezmax Pool (the “Pool” or “Gemini”), which is wholly-owned subsidiary of OMI. We wish to clarify the financial aspects of Gemini for the staff.

         We operate all vessels in the pool, whether owned, time chartered (i.e. leased) by us or non-owned. We incur and pay all voyage expenses, we are responsible for the delivery of transportation services, we negotiate, price and invoice these services, we are responsible for the cargo we transport and we collect all receivables relative to these services. The vessel owner performs none of these services and has no ultimate responsibility to the vendors for which vessel expenses are incurred nor customers for

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

which we are providing the transportation services. The vessel owner is not compensated based on the results of their particular owned vessel. They are compensated based on the results of the entire Pool. As such, we are not allocating revenue and expenses to each vessel, we are only allocating the profit or loss of Gemini in total to each vessel based upon the pool points as discussed below. In effect, the non owned vessels are being leased by the Company, and are being paid based on a variable rate time charter (i.e. a lease where the rental costs are contingent, with no guaranteed payments). Using an extreme example, if an outside owner’s vessel is available for trade but goes unutilized, this owner will participate in the profits of the Pool equal to what the owner would have participated in if the vessel had been fully employed. Similar to operating leases, the carrying costs of the non-owned vessels are not carried on our balance sheet, but we incur and reflect the voyage costs to operate such vessels.

         This is the underlying basis on why we believe that we are required to recognize the revenue and expenditures on a gross basis. We do not believe whether we own the vessel is relevant to determine the accounting, as we control the utilization of the vessel, incur all voyage expenses and are responsible for the provision of all transportation services. We also considered the guidance in EITF Issue No. 99-19 as discussed further below.

         The charter hire (i.e. rental) expense is determined by adding the Pool’s aggregate revenues and any other income less expenses incurred to provide the transportation services at the end of every month. This net result (not the revenues and expenses) is allocated to pool members as charter hire expense based on the vessels’ pool points and number of days the vessel operated in the period. Pool points are determined based on size, speed and efficiency of vessels, and would be agreed to by the Pool participants in advance. Currently, all of the ships have the same pool points; therefore, the charter hire for each ship is based on the number of days the vessel is in the pool.

The non-OMI vessels chartered in by Gemini had the following impact on statement of operations for the year ended December 31, 2004:

  Increased Revenue by $48,796,000.
  Increased Voyage Expense by $8,666,000.
  Increased Charter Hire Expense by $42,806,000.
  Reduced OMI’s net income by $2,676,000 (this is because amounts distributable to the owners exceeded amounts directly generated by voyages by non-OMI owned vessels chartered by the Pool).

The non-OMI vessels chartered in by Gemini had the following impact on statement of operations for the year ended December 31, 2005:

  Increased Revenue by $71,302,000.
  Increased Voyage Expense by $17,479,000.
  Increased Charter Hire Expense by $47,986,000.
  Increased OMI’s net income by $5,837,000.

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

Indicators of Gross Revenue Reporting in EITF 99-19:

1.	(Paragraph 7) Gemini is the primary obligor of the contract with the customer. Gemini negotiates the contracts with the customers and is responsible to fulfill the contracts, as the contracts are in Gemini’s name. We believe that this is a strong indicator that revenue should be reported gross.

(Paragraph 8) Gemini does not have general inventory risk because we do not hold inventory, we transport products. As such, this is not applicable as an indicator that revenue should be reported gross.

2.	(Paragraph 9) Gemini has complete latitude in establishing price. Gemini negotiates the revenue terms with the customer. The ship owner is not involved in the contract, nor do they directly benefit from voyages that are conducted utilizing their vessels. We believe that this is a strong indicator that revenue should be reported gross.

3.	(Paragraph 10) Gemini changes the product or performs part of the service. As discussed above, we are completely responsible to the customer for the provision of the transportation services. We also negotiate all claims with the customer. We are responsible for and pay all of the voyage expenses. We believe that this is an indicator that revenue should be reported gross.

4.	(Paragraph 11) Gemini has discretion in supplier selection. As we supply transportation services, we determine which vessel will transport specific cargo. We also have complete discretion to contract with vendors relative to voyage expenses, and the fulfillment of the contract is our responsibility. We believe that this is an indicator that revenue should be reported gross.

5.	(Paragraph 12). Gemini has complete discretion to determine which vessel to use for a particular voyage based on the dimensions of each ship, the length of the voyage, the commencement of the voyage and the location of the vessel in conjunction with the load port. We believe that this is an indicator that revenue should be reported gross.

6.	(Paragraph 13) Gemini has physical loss inventory risk because Gemini is responsible for fulfilling the contract with the customer. If there is a loss of cargo, Gemini would be responsible to the customer. We believe that this is an indicator that revenue should be reported gross.

7.	(Paragraph 14) Gemini has credit risk for its receivables. Any bad debts would be recognized on Gemini’s financial statements. This would reduce profits to be distributed to pool participants. However, this risk is borne by Gemini, not the

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

particular vessel owner, except to the extent of that vessel owner’s participation ratio in the Pool. We believe that this is an indicator that revenue should be reported gross.

Indicators of Net Revenue Reporting in EITF 99-19:

8.	(Paragraph 15) Since Gemini is primary obligor in the arrangement, this is not applicable.

9.	(Paragraph 16) Since Gemini does not earn a fixed amount per transaction, this is not applicable.

10.	(Paragraph 17) As indicated above, Gemini does have credit risk. As such, this is not applicable.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006

Condensed Consolidated Balance Sheets

Comment:

3.	We note that your balance sheet includes vessels held for sale with an aggregate carrying value of $129,054 at March 31, 2006. In future filings, please revise the notes to your financial statements to include all of the disclosures outlined in paragraph 47 of SFAS No. 144 with respect to vessels held for sale.

Response:

        On our March 31, 2006 balance sheet we included three vessels (the HUDSON, POTOMAC and SACRAMENTO) as held for sale, with an aggregate carrying amount of $129,054,000. We believe we included all of the required disclosures consistent with SFAS 144 paragraph 47 in the financial statements in Note 8, Note 2 and Note 9, however, in future filings will ensure that the disclosures are all in one footnote describing assets held for sale to more concisely present such information.

Note 8. Disposals of Vessels and Contracts for Sales of Vessels

4.	We note the disclosure in Note 8 indicating that the Company agreed to sell the vessels the Sacramento and the Hudson in the first quarter of 2006 with the related gains on sale to be recognized in the financial statements in the second quarter of 2006. We also note that the vessels will be entered into OMI’s Gemini

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

Suezmax pool upon completion of the sales transactions and the delivery of the vessels to their new owners. Given the Company’s management of all vessels in this pool through the Company’s wholly owned subsidiary, as consolidated financial statements on a gross basis as noted in your response to our prior comment number 3, please explain why you believe gain recognition with respect to these transactions is appropriate. As part of your response, please explain why you believe that the risks and rewards of owning the vessels have been transferred to the new owners, and that gain recognition is therefore appropriate, when the Company continues to recognize the revenues generated by these vessels in its consolidated financial statements on a gross basis. We may have further comment upon receipt of your response.

Response:

         The Hudson and Sacramento will be entered into the Gemini pool with no guaranteed minimum rental payments. We intend to recognize the gains on the sale of the Hudson and the Sacramento at the time that each sale closes in the second quarter of 2006. At the time of the sale of each vessel, the risks and rewards of the ownership of the vessel passes to the new owner, absent any retained interest through the pool arrangement (leaseback) as discussed below. At the time of sale of the vessel, title passes to the new owner, there is no recourse against the Company relative to the sale, nor are there any performance or other guarantees made by the Company. The new owner has risk of loss, and takes on appropriate insurance to cover that risk. Additionally, the new owner is purchasing the vessels for cash in full at the time of the sale, which demonstrates their significant financial interest in the vessel.

         We evaluated the Gemini pool arrangements to determine whether the arrangement contains a lease. In doing so, we reviewed the guidance in EITF Issue 01-8 “Determining Whether an Arrangement Contains a Lease” (EITF 01-8) and determined that the entrance of a vessel in the Gemini pool does contain a lease because, once a vessel is entered into the Pool, Gemini has the right to control the use of the underlying vessel and the right to operate the vessel. This is consistent with the guidance in Paragraph 12 of EITF 01-8. Additionally, the vessel is specifically identified once the vessel has been entered into the Gemini pool and the owner/lessor does not have the right to substitute another vessel to fulfill transportation requirements of Gemini. This is consistent with the guidance in paragraph 10 of EITF 01-8. As such, our conclusion was that the Gemini pool arrangement contains a lease.

         With regard to the accounting for the sale and the subsequent leaseback through the Gemini pool, we considered the guidance in SFAS No. 28, which discusses sale leaseback accounting. Based on our review of SFAS No. 28, we believe that we are required to recognize the gain on the sales of the Hudson and Sacramento at the time of

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

the transaction. We believe that this falls under the guidance of paragraph 3 (b) of SFAS 28, as we retained more than a minor part but less than substantially all of the use of the property through the “leaseback” . SFAS No. 28, paragraph 3(b) requires that the “profit on the sale in excess of either the present value of the minimum lease payments or the recorded amount of the leased asset, whichever is appropriate, shall be recognized at the date of the sale.” As the pool distributions are completely contingent (i.e. the minimum lease payments are zero), we believe that the accounting literature requires us to recognize this gain at the time of sale.

5.	Similarly, please explain your planned accounting treatment for the expected gain to be recognized on the sale of the vessel Somjin which is expected to occur in June 2006 and explain why you believe your planned accounting treatment is appropriate.

Response:

        Similar to our response to the staff’s Comment 4 above, we are planning to recognize the gain on the sale of the Somjin because paragraph 3(b) of SFAS No. 28 requires the seller to recognize the gain at the time of the transaction, when the gain exceeds the minimum lease payments, which are zero in this case. Economically, the Somjin transaction is identical to the Hudson and Sacramento transactions above.

Form 8-K dated February 20, 2006 (furnished February 21, 2006)

Comment:

6.	We note from your response to our prior comment 7 that you have not stated that the special items are non-recurring because you recognize that you have had gains and losses from disposals of assets from time to time. Question 8 of the Staff’s Frequently Asked Questions addresses items that are identified as “recurring” versus “non-recurring” and states that “such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” We do not believe that your response suggests that any of the adjustments to net income will cease to occur in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in your press releases without eliminating them from earnings. We are also still unclear as to why management believes that presenting this non-GAAP financial measure is useful to investors. Please either revise your “net income before special items” amount to exclude recurring items or items that are reasonably likely to recur or, alternatively, provide us with a draft of the proposed

Mr. Joseph Foti
United States Securities
    and Exchange Commission
June 16, 2006

disclosure regarding investor usefulness which includes substantive reasons why these non-GAAP financial measures provide useful information to investors.

Response:

        In our future earnings press releases, which we file on Form 8-K, we will not include recurring items such as gains and losses on disposals as “special” items. As the staff has recommended, we will not separately present such recurring items as “net income before special items” but will discuss these significant items separately within our press releases.

Other

Comment:

7.	As previously requested, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response

        We have provided the requested statement in the forepart of this letter.

        If any of our responses to your comments and recommendations are not clear, we would be happy to discuss further with the staff at a time of mutual convenience. Please feel free to contact me at 1-203-602-6745 if any of our responses require further clarification.

Very Truly Yours,

/s/ Kathleen C. Haines
 Kathleen C. Haines
Chief Financial Officer